EXHIBIT 21.1

Scorpius Holdings, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction
Heat Biologics I, Inc	Delaware
Heat Biologics III, Inc.	Delaware
Heat Biologics IV, Inc.	Delaware
Heat Biologics GmbH	Germany
Heat Biologics Australia Pty LTD	Australia
Zolovax, Inc.	Delaware
Pelican Therapeutics, Inc.[1]	Delaware
Skunkworx Labs, Inc.[3]	Delaware
Scorpius Biomanufacturing, Inc. [3]	Delaware
Abacus Biotech, Inc.[3]	Delaware
Blackhawk Bio, Inc.[3]	Delaware

1Formerly Heat Biologics II, Inc. believed to be formed in 2008 and divested in 2012. Refer to 2020 10-K.

Jeffrey Wolf was issued an option to purchase up to 5% of the outstanding shares of Scorpius Biomanufacturing, Inc. and William Ostrander was issued an option to purchase up to 1% of the outstanding shares of Scorpius Biomanufacturing, Inc., both options were exercised in full.

3Each of these entities are parties to a subsidiary incentive plan pursuant to which options have been issued.